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                                                                 Exhibit (a)(8)

                               Smithtown Bay, LLC
                      c/o MAVRICC Systems Management, Inc.
                              Post Office Box 7090
                           Troy, Michigan  48007-7090



December 16, 1998


Dear Unit Holder:

Enclosed with this letter please find Supplement No. 2 to our Offer to Purchase dated November 27, 1998. We encourage you to read the enclosed Supplement carefully in conjunction with the Offer to Purchase.

Please remember that Smithtown Bay's $950.00 per Unit purchase price is a significant premium to any other tender offer you may have received. Particularly, you may have received an offer from a group doing business as Madison Liquidity Investors 104, LLC.

               OUR OFFER                          $  950.00
               Madison's Offer                    $  750.00
               General Partner's Estimated
                 Net Asset Value                  $1,000.00

     OUR OFFER IS $200 PER/UNIT (25%) PREMIUM TO "MADISON'S" OFFER.

We encourage you to consider the following factors:

- Holders of Units ("Unit Holders") who tender their Units will be giving up the opportunity to participate in any future potential benefits represented by ownership of Units, including, for example, the right to participate in any future distribution of cash or property, whether from operations, the proceeds of a sale of the Partnership's assets or in connection with any future liquidation of the Partnership. However, there is no guarantee of future results of the Partnership and investment in the Partnership.

- Although the Purchaser cannot predict the future value of the Partnership's assets on a per Unit basis, the Purchase Price could differ significantly from the net proceeds that would be recognized on a per Unit basis from the sale of the Partnership's assets or that may be realized upon a future liquidation of the Partnership.

- The tax consequences of the Offer to a particular Unit Holder may be different from those of other Unit Holders and we urge you to consult your own tax advisors in connection with the Offer.

- Unit Holders should note that the most recent reported trading activity in the Units


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     occurred in July 1998.  The average selling price for Units reported in the limited and sporadic secondary market during the two-month period ended July 31, 1998 was $698.61 encompassing ten trades and 614 Units (as reported by Partnership Spectrum, a third party publication). Such secondary market selling prices, however, do not take into account commissions charged by secondary market makers effectuating such sales which the Purchaser believes, based on a typical ten Unit sales transaction, range from 5% to 8% of the sales proceeds (which would result in a reduction of the net proceeds to the seller of approximately $350 to approximately $550).

- The net asset value of the Units as estimated by the General Partner in its Interim Report to Unite Holders for the period ended June 26, 1998 ("Interim Report") is $1,000.00 per Unit. The net asset value does not necessarily reflect the fair market value of a Unit, which may be higher or lower than the net asset value depending on several factors.

     The General Partner stated in the Interim Report that this estimate does not give effect to any future costs that may be incurred by the Partnership in connection with pending litigation and there can be no assurance as to the amount of the ultimate sale proceeds that will be generated from the sale of the Partnership's remaining media properties or the net amount that will ultimately be distributed.

     The General Partner also stated in the Interim Report that as previously communicated, with respect to limited partnerships, Merrill Lynch client account statements report estimated values provided to Merrill Lynch by independent valuation services. The estimated values provided by the independent valuation services on Merrill Lynch account statements and those provided in the Interim Report by the General Partner may differ, and are not market values, and you may not be able to sell your Units or realize either amount upon the sale of such Units. In addition, you may not realize such estimated values upon the liquidation of the Partnership's remaining assets.

- The Purchaser is making the Offer with a view towards making a profit. Accordingly, there may be a conflict between the desire of the Purchaser to acquire the Units at a low price and the desire of the Unit Holders to sell the Units at a high price. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the $950 Purchase Price and no representation is made as to such fairness. Other measures of value may be relevant to a Unit Holder and all Unit Holders are urged to carefully consider all of the information contained in the Offer to Purchase and Agreement of Transfer and Sale and to consult with their own advisors (tax, financial or otherwise) in evaluating the terms of the Offer before deciding whether to tender their Units.

Unit Holders may no longer wish to continue with their investment in the Partnership and might consider accepting the Offer for one or more of the following reasons:

- An established trading market for the Units does not now exist, and it is not anticipated


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     that such a market will develop in the future. (See the Partnership's
     Annual Report on Form 10-K for the fiscal year ended December 26, 1997).
      Unit Holders who desire resale liquidity may wish to consider the Offer. The Offer affords a significant number of Unit Holders with an opportunity to dispose of their Units for cash, which otherwise might not be available to them. The Purchase Price is not intended to represent either the fair market value of a Unit or the Partnership's assets on a per Unit basis. Although there are some limited resale mechanisms available to the Unit Holders wishing to sell their Units, there is no formal or organized trading market for the Units.

- The Offer may be attractive to certain Unit Holders who wish in the future to avoid the continued additional expense, delay and complication in filing income tax returns which result from the ownership of the Units.

- The Offer provides Unit Holders with the opportunity to liquidate their Units and to reinvest the proceeds in other investments should they desire to do so.

- The Offer will provide Unit Holders with an immediate opportunity to liquidate their investment in the Partnership without the usual transaction costs associated with secondary market sales.

If you wish to sell some or all of your Units now:

     x Please read carefully the Offer to Purchase sent to you previously, the enclosed Supplement No. 2, the enclosed Agreement of Transfer and Sale, and the enclosed Notice of Withdrawal;

     x Complete the Agreement of Transfer and Sale in accordance with the instructions provided;

     x    Sign where indicated, have your signature Medallion Guaranteed and;

     x Return the Agreement of Transfer and Sale to the Purchaser, in the pre-addressed return envelope.

This Offer will expire at 12:00 midnight, Eastern Time, on December 31, 1998, unless extended. If you have any questions or need assistance in completing the Agreement of Transfer and Sale, or need replacement paperwork, please call the Depositary at 1-800-500-3243.

                                        Very truly yours,



                                        Smithtown Bay, LLC


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